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                                                   OMB APPROVAL
                                                   OMB Number:  3235-0145
                          UNITED STATES            Expires:  October 31, 1994
               SECURITIES AND EXCHANGE COMMISSION  Estimated average burden
                      Washington, D.C. 20549       hours per response ... 14.90

                          SCHEDULE 13G


         UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. 3)*

                   Sterling Chemicals, Inc.
- ------------------------------------------------------------------------
                       (Name of Issuer)

              Common Stock $.01 Par Value Per Share
- ------------------------------------------------------------------------
                (Title of Class of Securities)

                         858903 10 7
- ------------------------------------------------------------------------
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 5 pages

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CUSIP NO. 858903 10 7                     13G

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Virgil Waggoner
        ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [  ]
        None.                                                       (b) [  ]


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America



                     5  SOLE VOTING POWER
   NUMBER OF
                                  4,566,822
    SHARES

  BENEFICIALLY       6  SHARED VOTING POWER

    OWNED BY                      131,806

      EACH
                     7  SOLE DISPOSITIVE POWER
    REPORTING
                                  4,492,368
     PERSON

      WITH           8  SHARED DISPOSITIVE POWER

                                  131,806

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,566,822

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        [ X ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.2%

12 TYPE OF REPORTING PERSON*

        IN

                           Page 2 of 5 pages

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                                 SCHEDULE 13G

Item 1(a).     Name of Issuer:
- ---------      --------------

     Sterling Chemicals, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
- ---------      -----------------------------------------------

     1200 Smith Street, Suite 1900
     Houston, Texas  77002

Item 2(a).     Name of Person Filing:
- ---------      ---------------------

     J. Virgil Waggoner

Item 2(b).     Address of Principal Business Office:
- ---------      ------------------------------------

     1200 Smith Street, Suite 1900
     Houston, Texas  77002

Item 2(c).     Citizenship:
- ---------      -----------

     United States

Item 2(d).     Title of Class of Securities:
- ---------      ----------------------------

     Common Stock, $.01 par value per share ("Common Stock")

Item 2(e).     CUSIP Number:
- ---------      ------------

     858903 10 7

Item 3.   Not Applicable
- ------

Item 4.   Ownership:
- ------    ---------

          (a)  Amount Beneficially Owned:  Mr. Waggoner owns beneficially
               -------------------------
               4,566,822 shares of Common Stock (including 74,454 shares allocated to his account under the Sterling Chemicals, Inc. Employee Stock Ownership Plan ("ESOP"), with respect to which he has sole voting power, but not dispositive power). Excludes
               (i) 50,602 shares of Common Stock owned by his wife and
               (ii) 81,204 shares of Common Stock held by two trusts established for the benefit of his children, with respect to which Mr. Waggoner disclaims beneficial ownership.

                            Page 3 of 5 pages

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          (b)  Percent of Class:  8.2%
               ----------------

          (c)  Number of Shares as to which such person has:
               --------------------------------------------

               (i) sole power to vote or direct the vote: 4,566,822 (4,492,368 shares held of record and 74,454 shares in the ESOP)

              (ii)  shared power to vote or direct the vote: 131,806

             (iii)  sole power to dispose or to direct the disposition of:
                    4,492,368

              (iv)  shared power to dispose or to direct the disposition of:
                    131,806

Item 5.   Ownership of Five Percent or Less of a Class:  Not Applicable
- ------    --------------------------------------------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:  Not
- ------    ---------------------------------------------------------------
          Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:  Not
          ------------------------------------------------------------
          Applicable

Item 8.   Identification and Classification of Members of the Group:  Not
- ------    ---------------------------------------------------------
          Applicable

Item 9.   Notice of Dissolution of Group:  Not Applicable
- ------    ------------------------------

Item 10.  Certification:  Not Applicable
- -------   -------------

                                  Page 4 of 5 pages

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                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994.

J. VIRGIL WAGGONER


  /S/ J. VIRGIL WAGGONNER
_________________________________
J. Virgil Waggoner


                            Page 5 of 5 pages
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